The information in this preliminary pricing supplement is not complete and may be changed.  This preliminary pricing supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale of securities is not permitted.

Subject to completion Preliminary Pricing Supplement dated August 17, 2012	Rule 424(b)(2) Registration No. 333-179826
(To Prospectus dated March 1, 2012 and Prospectus Supplement dated March 2, 2012)

TOYOTA MOTOR CREDIT CORPORATION
Medium-Term Notes, Series B – Fixed Rate Step-up Callable Notes

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP: 89233P6N1

Principal Amount (in Specified Currency): $10,000,000.  TMCC may increase the Principal Amount prior to the Original Issue Date but is not required to do so.
Issue Price: 100%
Trade Date: August 30, 2012
Original Issue Date: September 5, 2012
Stated Maturity Date: September 5, 2024

Interest Rate:
2.00% from and including the Original Issue Date to but excluding September 5, 2017;
3.00% from and including September 5, 2017 to but excluding September 5, 2022;
5.00% from and including September 5, 2022 to but excluding the Stated Maturity Date.

Interest Payment Dates: Semi-Annually, on each March 5 and September 5, commencing March 5, 2013

Net Proceeds to Issuer: 97.65% / $9,765,000
Agent’s Discount or Commission: 2.35%.  TMCC will hedge its obligations under the Notes by entering into swap transactions with the Agent or its affiliates.  The Agent and its affiliates expect to realize a profit in connection with these swap transactions.  See “Use of Proceeds and Hedging.”
Agent: Merrill Lynch, Pierce, Fenner & Smith Incorporated
Agent’s Capacity: Principal

Calculation Agent: Deutsche Bank Trust Company Americas

Day Count Convention: 30/360
Business Day Convention: Following

Redemption: The Notes are subject to redemption by TMCC, in whole but not in part, at a price equal to 100% of the principal amount per Note plus accrued and unpaid interest thereon, on the Redemption Dates and subject to the Notice of Redemption stated below.

Redemption Dates: Semi-annually, on each March 5 and September 5, commencing on (and including) September 5, 2017, up to (and including) the Maturity Date, subject to the Notice of Redemption Provision below.
Notice of Redemption: The redemption of the Notes is subject to not less than 5 Business Days’ prior notice

Repayment: Not Applicable
Optional Repayment Date(s):
Repayment Price:

Original Issue Discount: N/A

Specified Currency: U.S. dollars
Minimum Denominations: $1,000 and $1,000 increments thereafter
Form of Note: Book-entry only

RISK FACTORS

An investment in the Notes entails significant risks not associated with similar investments in a conventional debt security that bears interest at a fixed rate, including, but not limited to, events that are difficult to predict and beyond our control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Early Redemption Risk. The Issuer retains the option to redeem the Notes semi-annually on each March 5 and September 5, beginning on September 5, 2017.  It is more likely that the Issuer will redeem the Notes prior to their Maturity Date to the extent that the interest payable on the Notes is greater than the interest that would be payable on other instruments of the Issuer of comparable maturity, terms and credit rating trading in the market.  If the Notes are redeemed prior to their Maturity Date, you will receive no further interest payments from the Notes redeemed and may have to reinvest the proceeds in a lower rate environment.

UNITED STATES FEDERAL INCOME TAXATION

This discussion applies only to initial investors in the Notes who purchase the Notes at the “issue price,” which will equal the first price at which a substantial amount of the Notes is sold to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers).  Based on the operation of Treasury regulations that address the treatment of an issuer’s option to redeem a debt instrument, the Notes will not be treated as issued with “original issue discount” and stated interest on the Notes will generally be taxable to you if you are a U.S. Holder (as defined in the prospectus supplement) as you receive it or accrue it in accordance with your normal method of accounting for U.S. federal income tax purposes.  For other U.S. federal income tax consequences of owning and disposing of the Notes, please see the section of the prospectus supplement titled “United States Federal Income Taxation.”

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus supplement.

To provide a hedge to TMCC, an affiliate of the Agent will enter into a swap agreement with TMCC. Under the swap agreement, TMCC will make floating rate payments linked to the London interbank offered rate in respect of a notional principal amount equal to the aggregate principal amount of the Notes during the term of the Notes in exchange for receiving payments equal to interest due in respect of the Notes from the affiliate of the Agent.